ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

29 April 2013

Director/PDMR Shareholdings

Reed Elsevier announces that it today received notification of the following transactions in the securities of Reed Elsevier by Erik Engstrom, Director and Ian Fraser, PDMR:

(a) Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP”)

Vesting of matching shares

In connection with the vesting on 25 April 2013 of the share awards granted in May 2010 under the BIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Erik Engstrom and Ian Fraser after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary	ordinary	ordinary	ordinary
	shares/ADRs* vested	shares/ADRs* vested	shares/ADRs*	shares/ADRs*
			released	released

Director

Erik Engstrom		62,819 *		33,294 *

PDMR

Ian Fraser	38,163		20,226

		24,939		13,217

*Denotes vesting/release of ADRs. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

The closing market price of each security on the date of vesting was £7.76 per Reed Elsevier PLC ordinary share, €13.15 per Reed Elsevier NV ordinary share and $34.06 per Reed Elsevier NV ADR.

(b) Reed Elsevier Group plc Long Term Incentive Plan (“LTIP”)

Vesting of performance shares

In connection with the vesting on 25 April 2013 of the share awards granted in May 2010 under the LTIP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Ian Fraser after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

PDMR

Ian Fraser	44,795		23,741

		29,416		15,590

The closing market price of each security on the date of vesting was £7.76 per Reed Elsevier PLC ordinary share and €13.15 per Reed Elsevier NV ordinary share.

(c) Reed Elsevier Group plc Growth Plan 2010 (“REGP”)

Vesting of performance shares

In connection with the vesting on 25 April 2013 of the share awards granted in May 2010 under the REGP, the table below shows the total numbers of shares which vested and the numbers of shares actually released to Erik Engstrom after taking account of shares withheld to meet personal tax and social security obligations.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV
	ordinary shares	ordinary shares	ordinary shares	ordinary shares
	vested	vested	released	released

Director

Erik Engstrom	214,855	141,093	113,873	74,779

The closing market price of each security on the date of vesting was £7.76 per Reed Elsevier PLC ordinary share and €13.15 per Reed Elsevier NV ordinary share.

In addition, an equal number of performance shares became deferred performance shares, subject to release in 2015 (see notification below regarding the grant of matching shares).

Grant of matching shares

In accordance with the REGP rules, the following grant of matching shares was made to Erik Engstrom on 25 April 2013.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier PLC ADRs	Elsevier NV	Elsevier NV ADRs
	ordinary shares		ordinary shares

Director

Erik Engstrom	304,891	4,251	400,980	24,757

The number of matching shares awarded is determined in accordance with the REGP rules and is equal to the deferred performance shares (see notification immediately above) plus Mr Engstrom’s 300% of base salary personal shareholding he invested to participate in the REGP.

The number of matching shares which may actually vest will be determined by three separate performance measures – Relative Total Shareholder Return measures (TSR measure), a Return on Invested Capital measure (ROIC) and an adjusted Earnings Per Share measure (EPS measure) measured over financial years 2013 and 2014 – and is subject to the overall plan cap.

(d) Reed Elsevier Group plc Long Term Incentive Share Option Scheme (“LTIS”) and Reed Elsevier Group plc Share Option Scheme (“ESOS”): Exercise of Options

The following options to acquire Reed Elsevier shares were exercised by Erik Engstrom and Ian Fraser on 29 April 2013.

	Date of grant	Plan name	No. of Reed Elsevier PLC ordinary shares	No. of Reed Elsevier NV ordinary shares	Option price per share

Director

Erik Engstrom	23 August 2004	LTIS	325,163		£4.78

	23 August 2004	LTIS		224,766	€10.30

	23 August 2004	ESOS	63,460		£4.78

	23 August 2004	ESOS		43,866	€10.30

PDMR

Ian Fraser	18 November 2005	LTIS		61,350	€11.35

	13 March 2006	ESOS	52,747		£5.305

	13 March 2006	ESOS		39,240	€11.47

	19 February 2009	ESOS	54,305		£5.42

	19 February 2009	ESOS		35,261	€9.415

(e) Sale of shares

On 29 April 2013, Erik Engstrom and Ian Fraser sold the following shares set out below.

	No. of Reed Elsevier PLC ordinary shares/ADRs* sold	Price per Reed Elsevier PLC ordinary shares/ADRs**	No. of Reed Elsevier NV ordinary shares/ADRs* sold	Price per Reed Elsevier NV ordinary shares/ADRs**

Director

Erik Engstrom	498,996	£7.531127	341,211	€12.8101

			33,294*	$33.5316**

PDMR

Ian Fraser	151,019	£7.531127	164,658	€12.8241

*Denotes sale of ADRs. Each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.
** Denotes price per ADR

Following these transactions, the current interests of Erik Engstrom in the share capital of Reed Elsevier PLC and Reed Elsevier NV are:

Reed Elsevier PLC Reed Elsevier NV	110,540 ordinary shares 511,756 ordinary shares

Note: The Reed Elsevier 2012 Directors’ Remuneration Report is available to view or download at Reed Elsevier’s website www.reedelsevier.com.

- ENDS -

Enquiries

Paul Abrahams (Media)
+44 20 7166 5724

Colin Tennant (Investors)
+44 20 7166 5751